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Exhibit 12

Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	December 31,
	2003	2004	2005	2006	2007
Income before income tax expense	$79,772	99.671	106,024	85,405	50,923
Equity in losses of equity-method investees	618	615	42	(1,721)	(1,042)

Net income before equity in losses of equity- method investees	80,390	300,376	106,066	83,684	49,881

Add fixed charges:
Interest expense including amortization of debt issuance costs	26,397	30,952	26,548	43,393	58,550
Estimate of interest within rental expense	4,071	5,116	4,208	4,755	4,699

	30,468	36,068	30,756	48,148	63,249

Adjusted earnings	110,858	136,444	136,822	131,832	113,130

Ratio of earnings to fixed charges (1)	3.6	3.8	4.4	2.7	1.8

(1)
The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.

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  Exhibit 12
Ratio of Earnings to Fixed Charges (in thousands, except ratios)